Tallahassee Office 2457 Care Drive Tallahassee, Florida 32308 (850) 878-2411 - Telephone (850) 878-1230 - Facsimile e-mail: tall@idlaw.biz	REPLY TO TALLAHASSEE OFFICE hdh@idhlaw.com January 31, 2007	Tampa Office 500 N. Westshore Blvd, Suite 1010 Tampa, Florida 33609 (813) 289-1020 - Telephone (813) 289-1070 - Facsimile e-mail: tampa@idlaw.biz

Karl Hiller
Branch Chief
U.S. Securities and Exchange Commission
Washington, D.C. 20549

RE:	Coastal Caribbean Oils & Minerals, Ltd.
Form 10-K for the Fiscal Year Ended December 31, 2005 Filed March 08, 2006 and Form 10-Q for the Quarter Ended September, 30, 2006
File No. 1-04668
Dear Mr. Hiller,

This firm represents Coastal Caribbean Oils & Minerals, Ltd. (“Coastal”) and in that regard has been ask to provide you with the following response to your letter dated December 7, 2006 regarding Coastal’s Form 10-K for the fiscal year ended December 31, 2005 and Form 10-Q for the Quarter Ended September, 30, 2006. Please find Coastal’s responses to your comments below.

Form 10-K for the Fiscal Year Ended December 31, 2005 (“Form 10-K”)

Controls and Procedures, page 48

1.
SEC Comment: Please amend your filing to comply with the current disclosure requirements set forth in Items 307 and 308(c) of regulation S-K. Please contact us by phone if you require further clarification.

Coastal’s Response: Coastal will amend its Form 10-K to read as follows:

Item 9A. Controls and Procedures

a.
Evaluation of disclosure controls and procedures. The Company maintains controls and procedures designed to ensure that information required to be disclosed in the reports that the Company files or submits under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the Securities and Exchange Commission. As required by Rule 13a-15(b) under the Exchange Act, our Chief Executive Officer who is also our Chief Financial Officer carried out an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures as of the end of the period covered by this report. The Company’s Chief Executive Officer has concluded that the Company’s disclosure controls and procedures, as of December 31, 2006 were effective.

Mr. Karl Hiller
January 31, 2007

b.
Changes in internal controls. The Company made no changes in its internal control over financial reporting that occurred during the Company’s fourth fiscal quarter that has materially affected, or which is reasonably likely to materially affect the Company’s internal control over financial reporting.

Financial Statements

Note 1 - Summary of Significant Accounting Policies, page 38

Stock Options, page 39

2.
SEC Comment: We note that you apply APB 25 to account for your employee stock based compensation and follow the disclosure provisions of SFAS 123, as amended by SFAS 148. Please comply fully with the disclosure requirements of paragraph 45c of SFAS 123 , or explain to us why such disclosures are not relevant.

Coastal’s Response: Coastal will amend its disclosures to comply fully with the disclosure requirements of SFAS 123.

Exhibits

Exhibits 31.1 and 32.1

3.	SEC Comment: Please amend your certifications to comply with the current format set forth in Item 601(b)(31) of Regulation S-K.

Coastal’s Response: Coastal will amend the certifications to comply with the current format set forth in Item 601(b)(31) of Regulation S-K.

Form 10-Q for Quarter Ended September 30, 2006

General

4.	SEC Comment: Certain comments written on your annual report on Form 10-K also pertain to the comparable areas of your Form 10-Q.

Mr. Karl Hiller
January 31, 2007

Coastal’s Response: Coastal will amend its filing regarding Controls and Procedures to comply with the current disclosure requirements set forth in Items 307 and 308(c) of regulation S-K, as well as amend the certifications to comply with the current format set forth in Item 601(b)(31) of Regulation S-K.

Financial Statements

5.
SEC Comment: Please confirm the date you adopted SFAS 123(R) for your employee based stock comparison arrangements and that the adoption of the Standard did not have a material impact on your financial statements, if true.

Coastal’s Response: Coastal adopted the provisions of SFAS No. 123R effective January, 2006, and the adoption did not have a material impact on Coastal’s financial statements. Coastal will amend its third quarter Form 10-Q to reflect the foregoing.

Closing Comments

Coastal will amend the above filings as soon as possible. We are including with this letter copies of the proposed amendment for your review and comment.

In connection with this response, Coastal Caribbean Oils & Minerals, Ltd. acknowledges the following:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from making any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any further questions or comments, please contact me at (228) 868-4744 or Phillip Ware at (850) .

Sincerely,

/s/ Herbert D. Haughton
Herbert D. Haughton Igler & Dougherty, PA